Exhibit 99.1

UTStarcom Announces Change of Auditor

HONG KONG, September 12, 2017 (GLOBE NEWSWIRE) — UTStarcom (NASDAQ:UTSI, the “Company”), a global telecommunications infrastructure provider, today announced that it has dismissed Crowe Horwath LLP (“Crowe”)  and appointed Grant Thornton in China as the Company’s independent registered public accounting firm effective September 1, 2017.  Grant Thornton in China is the Chinese member firm of Grant Thornton International Limited and is one of the leading “full service” accounting firms in China.  The Company appointed Crowe in February 2017 after GHP Horwath, P.C. (“GHP”)’s partners and employees joined Crowe. The Company’s Audit Committee and Board of Directors participated in and approved this change.

“We appreciate the interim effort of Crowe Horwath and thank their team for their support during our engagement,” said Tim Ti, CEO of UTStarcom.  “We are happy to now have put in place a permanent solution to our audit needs.  Grant Thornton is an outstanding choice for UTStarcom due to its international recognition and ability to respond to our needs.”

Since Crowe’s engagement in February 2017 and through the date of this announcement, there were no (i) disagreements with Crowe on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to its satisfaction would have caused Crowe to make reference in its reports on the Company’s consolidated financial statements for such years to the subject matter of the disagreement, or (ii) “reportable events,” as such term is defined in Item 16F(a)(1)(v) of Form 20-F, except that (a) prior to its dismissal, Crowe and the Company were in the process of performing procedures on (1) accounting treatment with respect to deferred revenues and the costs of certain divested businesses, and (2) accounting policies with respect to certain contracts primarily in India, including multiple-element arrangements, customer acceptance provisions, accounting for long-term contracts, accounting for service contracts, and accounting for performance security deposits, each of which resulted in an actual, or planned, expansion of audit scope by Crowe, and (b) material weaknesses in internal control over financial reporting were communicated to the Company related to the Company having insufficient resources with an appropriate level of knowledge and experience in U.S. GAAP to properly account for complex accounting issues, including investment accounting and revenue recognition. The Company’s Audit Committee and Board of Directors discussed with Crowe the subject matter of these disagreements and internal controls over financial reporting matters. The Company dismissed Crowe prior to concluding on the items listed above and prior to Crowe issuing any audit reports on the Company’s consolidated financial statements. The Company has authorized Crowe to respond fully to the inquiries of Grant Thornton concerning these matters.

The Company plans to file its annual report on Form 20-F for the year ended 2016 on or around November 15, 2017. In addition, the Company expects to announce its unaudited financial results for the first three quarters of 2017 as soon as possible after the completion of the third quarter of 2017.

About UTStarcom Holdings Corp.

UTStarcom (NASDAQ:UTSI) is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. The Company’s end-to-end broadband product portfolio, enhanced through in-house Software Defined Networking (SDN)-based orchestration, enables mobile and fixed-line network operators and enterprises worldwide to build highly efficient and resilient future-proof networks for a range of applications, including mobile backhaul, metro aggregation, broadband access and Wi-Fi data offload. Our strategic investments in media operational support service providers expand UTStarcom’s capabilities in the field of next generation video platforms. UTStarcom was founded in 1991, started trading on NASDAQ in 2000, and has operating entities in Tokyo, Japan; San Jose, USA; Hangzhou, China; Delhi and Bangalore, India. For more information about UTStarcom, please visit http://www.utstar.com.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +852-3951-9757

Fei Wang, IR Director

Email: fei.wang@utstar.com

Ning Jiang, Investor Relations

Email: njiang@utstar.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com